

January 10, 2011

Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway, Route 17B
P.O. Box 5013, Monticello, NY 12701

Re: **Empire Resorts, Inc.**
    Preliminary Proxy Statement on Schedule 14A
    Filed January 5, 2011
    File No. 001-12522

Dear Mr. D'Amato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. It appears that you are not an "S-3 registrant" as the term is used in Item 13(b)(1) of Schedule 14A. It appears from page 16 that you do not intend to deliver copies of the information incorporated by reference with the proxy materials. Please tell us why you are not including copies of the information required by Item 13(a) of Schedule 14A with the proxy statement, as required by Item 13(b)(2) of Schedule 14A, or advise.

2. In this regard, we also note the statement on page 15 that information contained in documents incorporated by reference is "automatically updated" by information filed with the Commission that "modifies or replaces" the information. Please tell us how you are able to do so in light of Item 13(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3859 if you have any questions regarding these comments.

Sincerely,

John Dana Brown
Attorney Advisor

cc: Jason S. Saltsberg
          Fax: (212) 451-2222